

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2018

Via E-Mail
Kirsten B. David
Executive Vice President and Chief Legal Officer
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, Texas 77380

> **Re: Chicago Bridge & Iron Company N.V.**
> **Schedule 14D-9 filed on March 29, 2018**
> **Filed by Chicago Bridge & Iron Company N.V.**
> **File No. 005-52337**

Dear Ms. David:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and/or any information provided in response to these comments, we may have additional comments.

Item 2. Identity and Background of Filing Person

(b) Exchange Offer

Exchange Offer, page 1

1. The disclosure on page 2 states that the Exchange Offer commenced at 9:00 a.m. Eastern time, on March 27, 2018. The cover page of the Exchange Offer Prospectus, however, states that the Exchange Offer commenced on March 29, 2018. Given that the corresponding Schedule TO also was filed and executed on March 29, 2018, please revise to reflect that the Exchange Offer commenced on March 29, 2018 or advise.

Item 4. The Solicitation or Recommendation

(b) Background of the Business Combination Agreement; Reasons for the Recommendation

Reasons for the Recommendation of the CB&I Boards, page 24

2. We noticed the list of "factors" supporting the CB&I Boards' respective decisions to approve the "Combination" as described in the solicitation/recommendation statement. Revise to state the specific reasons CB&I is recommending acceptance of the Exchange Offer by shareholders of CB&I. Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A expressly impose an obligation on the subject company to state the reasons for the position enunciated in response to Item 1012(a).

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Mark Gordon, Esq.
Jenna E. Levine, Esq.